RULE PROVISION NOTICE

Anfield Enhanced Market ETF (AEMS), a series of
Two Roads Shared Trust

Cboe BZX Exchange, Inc. hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 14, 2026 pursuant to the provisions of Rule 12d2-2(a).

[ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement July 17, 2026.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 13, 2026.